Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ANNOUNCES Q3 2015 RESULTS

November 5, 2015 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) is pleased to announce its operating and financial results for the quarter ended September 30, 2015. The Company also announces that its unaudited financial statements and management’s discussion and analysis for the quarter ended September 30, 2015, will be available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on Crescent Point’s website at www.crescentpointenergy.com.

FINANCIAL AND OPERATING HIGHLIGHTS
	Three months ended September 30			Nine months ended September 30
(Cdn$000s except shares, per share and per boe amounts)	2015	2014	% Change	2015	2014	% Change
Financial
Funds flow from operations (1)	483,606	618,393	(22)	1,441,370	1,835,177	(21)
Per share (1) (2)	0.96	1.45	(34)	3.06	4.45	(31)
Net income (loss)	(201,365)	258,059	(178)	(487,877)	387,535	(226)
Per share (2)	(0.40)	0.60	(167)	(1.04)	0.94	(211)
Adjusted net earnings from operations (1)	15,295	178,433	(91)	83,944	559,087	(85)
Per share (1) (2)	0.03	0.42	(93)	0.18	1.36	(87)
Adjusted dividends (1)	217,798	299,763	(27)	855,550	864,167	(1)
Per share (1) (2)	0.43	0.69	(38)	1.81	2.07	(13)
Payout ratio (%) (1) (3)	45	48	(3)	59	47	12
Per share (%) (1) (2) (3)	45	48	(3)	59	47	12
Net debt (1)	4,197,988	2,774,591	51	4,197,988	2,774,591	51
Net debt to funds flow from operations (1) (4)	2.1	1.2	75	2.1	1.2	75
Capital acquisitions (net) (5)	246,081	576,343	(57)	1,739,552	2,176,116	(20)
Development capital expenditures (6)	320,948	555,390	(42)	1,206,992	1,397,354	(14)
Decommissioning and environmental expenditures (6)	4,878	10,985	(56)	19,113	28,661	(33)
Weighted average shares outstanding (mm)
Basic	501.3	424.8	18	469.3	409.8	15
Diluted	502.0	427.1	18	470.8	412.3	14
Operating
Average daily production
Crude oil and NGLs (bbls/d)	155,037	128,495	21	144,329	124,310	16
Natural gas (mcf/d)	105,249	76,126	38	90,576	72,633	25
Total (boe/d)	172,579	141,183	22	159,425	136,416	17
Average selling prices (7)
Crude oil and NGLs ($/bbl)	49.13	90.59	(46)	51.88	93.58	(45)
Natural gas ($/mcf)	3.05	4.59	(34)	3.07	5.24	(41)
Total ($/boe)	46.00	84.92	(46)	48.71	88.07	(45)
Netback ($/boe)
Oil and gas sales	46.00	84.92	(46)	48.71	88.07	(45)
Royalties	(7.27)	(15.79)	(54)	(7.64)	(15.79)	(52)
Operating expenses	(12.75)	(12.61)	1	(12.16)	(12.60)	(3)
Transportation expenses	(2.43)	(2.28)	7	(2.37)	(2.30)	3
Netback prior to realized derivatives	23.55	54.24	(57)	26.54	57.38	(54)
Realized gain (loss) on derivatives	10.95	(2.99)	(466)	10.41	(4.51)	(331)
Netback (1)	34.50	51.25	(33)	36.95	52.87	(30)
(1)
Funds flow from operations, adjusted net earnings from operations, adjusted dividends, payout ratio, net debt, net debt to funds flow from operations and netback as presented do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and, therefore, may not be comparable with the calculation of similar measures presented by other entities.

(2)	The per share amounts (with the exception of adjusted dividends per share) are the per share – diluted amounts.
(3)	Payout ratio is calculated as adjusted dividends divided by funds flow from operations.
(4)	Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters.
(5)	Capital acquisitions represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.
(6)	Decommissioning and environmental expenditures includes environmental emission reduction expenditures, which are also included in development capital expenditures in the table above.
(7)	The average selling prices reported are before realized derivatives and transportation.

This news release contains forward-looking information and references to non-GAAP financial measures. Significant related assumptions and risk factors, and reconciliations are described under the Non-GAAP Financial Measures and Forward-Looking Statements sections of this news release, respectively.

THIRD QUARTER 2015 HIGHLIGHTS

In third quarter 2015, Crescent Point continued to execute its integrated business strategy of maximizing shareholder return with long-term per share growth plus dividend income through development and acquisition of high-quality, long-life, light and medium oil and natural gas properties.

•
Crescent Point achieved record daily average production of 172,579 boe/d in the quarter, weighted 90 percent to light and medium crude oil and liquids. This is an increase of approximately four percent per share over third quarter 2014.

•
Crescent Point reported funds flow from operations of $483.6 million ($0.96 per share – diluted) in third quarter 2015, due to strong netbacks of $34.50 per boe relative to average selling prices of $46.00 per boe. Crescent Point continues to generate top-quartile netbacks.

•
Crescent Point paid total dividends of $0.43 per share for the quarter, of which $0.23 was paid for July and $0.10 for each of August and September. The Company achieved a payout ratio of 45 percent for the three months ended September 30, 2015, or 31 percent adjusted for a full quarter of the Company’s recently revised monthly dividend.

•
The Company has successfully lowered its overall cost structure, reducing capital costs in several of its plays by approximately 30 percent since 2014. These cost savings were achieved through a combination of service cost reductions and long-term operational efficiencies. The Company remains focused on achieving even greater cost reductions.

•
Crescent Point achieved significant success in reducing its environmental footprint in the province of Saskatchewan. During third quarter, approximately 50 percent of wells drilled in the Shaunavon play were completed without the use of fresh water. The Company is working on a similar environmental initiative in the Viewfield Bakken play and is targeting to eliminate fresh water usage in both resource plays.

•
Crescent Point continued to advance its emerging-growth resource plays. The Company drilled two horizontal wells in the Uinta Basin, targeting the Castle Peak and Black Shale zones. Results from the Company’s recent 3-D seismic program in Utah are being processed and are expected to benefit the Company’s future drilling program. In southeast Saskatchewan, the core of the multi-zone Flat Lake play continues to expand through the drilling of three step-out wells. Recent well results from the Company’s unconventional Midale play have exceeded expectations.

•
The Company’s waterflood programs are generating positive results, with improvements in decline rates and ultimate recoveries. In the Company’s Viewfield Bakken play, direct offset wells are performing at half the decline rate with recoveries of approximately three times previous estimates. Though the Shaunavon waterflood program is in earlier stages, it is showing similarly encouraging results. The Company intends to expand its waterflood program to all of its core oil plays, with several pilots planned for 2016.

•
Approximately 53 percent and 33 percent of Crescent Point’s oil production is hedged for the remainder of 2015 and in 2016, respectively, providing additional cash flow and balance sheet protection. The Company has additional flexibility to bring forward its 2017 and 2018 hedges, if necessary, which have an estimated value of more than $140 million, assuming US$40.00/bbl WTI in 2016.

•
Crescent Point retains a significant amount of liquidity and financial flexibility with no material near-term debt maturities. Crescent Point’s covenant-based unsecured credit facility has unutilized capacity of approximately $1.4 billion as at September 30, 2015, and matures on June 8, 2018.

•
Crescent Point reported a net loss of $201.4 million for the quarter, which included a $373.7 million after-tax ($555.7 million pre-tax) impairment charge resulting from lower than forecasted commodity prices at September 30, 2015. This impairment represents approximately three percent of the Company’s total assets as at September 30, 2015, reflecting the high-quality nature of the Company’s asset base. This non-cash charge does not impact the Company’s funds flow from operations or the amount of credit capacity available under its bank credit facilities. Under IFRS, these impairment charges can be reversed in future periods if commodity prices recover.

OPERATIONS REVIEW

Third Quarter Operations Summary

Crescent Point achieved record daily average production of 172,579 boe/d in the quarter, representing an increase of approximately four percent per share over third quarter 2014. The Company continued to focus on organic growth by investing $287.7 million in high-quality drilling and development activities, drilling 174 (153.2 net) wells with a 100 percent success rate. Crescent Point also spent $33.2 million on land, seismic and facilities, for total development capital expenditures of $320.9 million.

The Company’s successful operating performance during the quarter was driven by its development program, its ongoing waterflood, strong results from its cemented liner completion techniques and continued advancements in new technology.

“We remain well-positioned to continue executing our strategy in the current environment,” said Scott Saxberg, president and CEO of Crescent Point. “Reducing our costs by approximately 30 percent since 2014 has allowed us to maintain solid economics on our drilling program, with the majority of our wells paying out in two years or less. We look forward to building upon the momentum we’ve generated in the fourth quarter and during 2016.”

As at September 30, 2015, Crescent Point was the top operator in Canada for the year as ranked by development and exploratory metres drilled. The Company’s financial strength and high-return asset base supported a drilling program of 1.19 million metres during the first nine months of 2015, which was approximately 670,000 metres more than the next-ranked operator.

Drilling Results

The following table summarizes Crescent Point’s drilling results for the three and nine months ended September 30, 2015:

Three months ended September 30, 2015	Gas	Oil	D&A	Service	Standing	Total	Net	% Success
Southeast Saskatchewan and Manitoba	-	109	-	-	-	109	98.2	100
Southwest Saskatchewan	-	15	-	-	-	15	14.1	100
Alberta and West Central SK	-	38	-	-	1	39	37.0	100
United States (1)	-	11	-	-	-	11	3.9	100
Total	-	173	-	-	1	174	153.2	100

Nine months ended September 30, 2015	Gas	Oil	D&A	Service	Standing	Total	Net	% Success
Southeast Saskatchewan and Manitoba	-	338	-	1	-	339	283.7	100
Southwest Saskatchewan	-	75	-	-	-	75	74.1	100
Alberta and West Central SK	2	114	-	-	1	117	111.9	100
United States (1)	-	71	-	-	-	71	42.6	100
Total	2	598	-	1	1	602	512.3	100
(1) The net well count is subject to final working interest determination.

Southeast Saskatchewan and Manitoba

During the quarter, the Company continued developing its Viewfield Bakken resource play, drilling  41 (40.9 net) oil wells. The Viewfield Bakken play continues to generate significant free cash flow and provides the Company with low-risk, high-return drilling inventory of more than eight years.

In its Torquay play at Flat Lake, Crescent Point drilled 8 (8.0 net) oil wells during the quarter and completed its step-out drilling program for 2015. For the year, 7 (7.0 net) step-out wells were drilled in the Torquay play, which successfully extended the play’s core boundary and increased its overall production and reserves potential. The Torquay play at Flat Lake is a growing area for the Company that provides inventory with multi-zone potential.

During the quarter, the Company drilled an additional 60 (49.3 net) oil wells across its conventional and unconventional asset base throughout southeast Saskatchewan and Manitoba. The Company’s conventional assets continue to generate free cash flow, provide a source of low-risk, high-return drilling inventory and provide additional operational flexibility during the current commodity environment.

Since second quarter 2015, the Company has drilled 15 (12.9 net) oil wells in the Midale unconventional light oil resource play. The drilling results have exceeded Company expectations and were some of the most prolific wells drilled during the quarter. The Midale play is located just east of the Company’s Torquay play at Flat Lake and provides the Company with another high-return, multi-zone growth area. Crescent Point plans to drill another 15 (14.0 net) unconventional wells in the Midale play during the remainder of 2015.

The Company’s integration of Legacy is complete, with various opportunities identified for additional cost and efficiency improvements. Crescent Point’s third quarter operating expenses reflect Legacy’s higher cost structure, which is expected to improve over the coming quarters.

Subsequent to the quarter, Crescent Point discovered issues regarding the odourization level of some propane sold primarily to wholesale customers from processing plants in southeastern Saskatchewan. Upon learning of the issue, Crescent Point immediately revised its operations and implemented additional processes to ensure propane shipped from its facilities meets the required specifications for odourant levels. The Company takes all health and safety matters very seriously and is currently working to resolve the issue for impacted customers.

Southwest Saskatchewan

The Shaunavon play continues to provide the Company with low-risk, high-return drilling inventory. During third quarter, the Company drilled 8 (8.0 net) oil wells in the Lower Shaunavon zone and 6 (6.0 net) oil wells in the Upper Shaunavon zone. Crescent Point is very pleased with the performance in this play, including its Upper Shaunavon wells, which continue to exceed expectations.

Alberta and West Central Saskatchewan

Crescent Point remains active in the Viking resource play, located in the Dodsland area of Saskatchewan. During third quarter, 37 (35.2 net) oil wells were drilled in this low-cost, high-return play.

With the acquisition of Coral Hill Energy Ltd. (“Coral Hill”) during the quarter, Crescent Point assumed full operatorship and control of its assets in the Swan Hills Beaverhill Lake resource play and gained an increased position in the play’s core. Given the attractive economics in the core of the play, the Company has initiated a three-well drilling program in fourth quarter 2015, with one drilling rig currently active in the area.

United States

In the Uinta Basin, the Company participated in the drilling of 9 (3.8 net) oil wells in third quarter, achieving a 100 percent success rate. Oil price differentials in the basin continue to improve and are enhancing overall economics.

During the quarter, Crescent Point drilled two horizontal wells in the Uinta Basin, targeting the Castle Peak and Black Shale zones. These two wells bring the Company’s operated horizontal well count to six since late 2014, with five zones tested overall. Similar to its initial horizontal wells in the Viewfield Bakken and Shaunavon resource plays, the Company is testing and optimizing the number of stages, amount of tonnage and additives used during the completion process.

Vertical wells in the Uinta Basin are producing at, or above, expected rates. The Company’s targeted vertical drilling program provides access to low-risk production with attractive capital efficiencies of approximately $19,000 per flowing boe. Similar to its horizontal wells, the Company is continually optimizing its vertical completion methods. Crescent Point plans to drill 10 (8.8 net) vertical wells during fourth quarter.

During third quarter, the Company also participated in the drilling of 2 (0.1 net) oil wells in North Dakota, targeting both the Bakken and Three Forks formations. The Company’s activity and knowledge in North Dakota provide long-term benefits and complement its success in similar formations in the Company’s Torquay play at Flat Lake, north of the Canada/U.S. border.

CAPITAL COST REDUCTIONS

Throughout 2015, Crescent Point has been focused on reducing its cost structure to respond to the low commodity price environment. The Company has been very successful in reducing capital costs, with current savings of approximately 30 percent, since 2014. As part of these efforts, Crescent Point significantly curtailed its drilling activities for approximately two weeks in September, allowing the Company to restart activities later in the month with the most cost-effective and efficient rigs and crews.

Of the 30 percent capital cost reductions realized since 2014, approximately one-third are a direct result of Company-specific operational efficiencies which are expected to be sustainable during rising commodity price environments. Examples of long-term efficiencies in the Viewfield Bakken play, which receives the largest allocation of the Company’s capital budget, include:

•	A reduction in drilling days from approximately nine to seven days;

•	A reduction in well clean-out costs through the use of new technologies, such as closeable sliding sleeves;

•	Reduced equipment use during the completion process;

•	Improved logistics; and

•	The use of more effective drill bits and mud systems.

“These costs savings provide additional flexibility in managing our 2016 drilling program,” said Saxberg. “We now have the option to pursue higher fourth quarter activity in 2015, which would allow us to enter 2016 in an even stronger position.”

WATERFLOOD AND TECHNOLOGY ADVANCES

Since inception, Crescent Point’s strategy to maximize value for its shareholders has focused on developing and enhancing large oil-in-place resource pools with low recovery factors. The strategy includes primary development opportunities like infill and step-out drilling, as well as secondary development opportunities such as waterflood. The Company’s strategy is enhanced by its leadership in the implementation of new completions technology. Advancements in such technology continue to increase the long-term value of the Company’s drilling inventory, creates opportunities to identify new early-stage resource plays and is expected to improve the effectiveness of the Company’s secondary development initiatives.

Waterflood Update

Waterflooding is a multi-step process that increases long-term recovery factors and reserves. The first step in the process is to convert a producing well into a water injection well. Water is then injected into the ground at a controlled rate, which works toward restoring the original pressure in the reservoir and helps push oil towards a nearby producing well. While the conversion process temporarily takes oil production offline, over the long-term, estimated ultimate recoveries and economic values should improve while decline rates and required maintenance capital expenditures should decrease.

Increasing recovery factors through waterfloods has been a key part of Crescent Point’s strategy since inception. For example, the Company’s first acquisition in 2001, at Sounding Lake, was attractive given the expectation that recovery rates could be increased through waterflood optimization. The Company has active waterfloods across its conventional portfolio, including Tatagwa, Battrum, Cantuar, Dollard, Instow, Worsley, and many other conventional fields in Alberta, Saskatchewan and Manitoba.

Since 2007, the Company has been a pioneer in progressing and utilizing waterflood technology in unconventional, tight-rock resource plays, such as the Viewfield Bakken and the Upper and Lower Shaunavon. In these combined plays, the Company is injecting over 45,000 barrels per day of produced water  into over 170 horizontal water injection wells. The injected water is restoring reservoir pressures in the two plays and is positively impacting approximately 33,000 bbl/d of production.

“The Viewfield Bakken play is a great example of our success with waterflood. Producing oil wells that directly offset a water injection well have shown half the decline rates as well as approximately three times the estimated ultimate recoveries,” said Saxberg. “Waterflood programs are an effective allocation of capital during low commodity price environments.”

Cumulative Horizontal Injection Well Count	2007	2008	2009	2010	2011	2012	2013	2014	2015 Q3
Viewfield Bakken	1	1	2	7	24	46	66	96	118
Shaunavon	-	1	1	2	6	8	20	38	61

In the Viewfield Bakken play, the Company is on schedule to convert 30 producing wells to water injection wells in 2015. Crescent Point is also working on unitizing three additional units in the play. Unitization allows for optimally designed and accelerated waterflood development through a streamlined approval process and helps to manage pressure in a larger portion of the reservoir, thereby creating an improved sweep between water injection wells and oil producing wells. Approximately 22,000 bbl/d of production is currently affected by waterflood in the Viewfield Bakken play.

In the Shaunavon resource play, the Company remains on pace to convert 36 wells as planned for the year, of which 30 are in the Lower Shaunavon zone and six are in the Upper Shaunavon zone. Crescent Point’s Upper Shaunavon tight oil waterflood was initiated in October 2013 and continues to outperform expectations. The Company continues to increase reservoir pressure in the Shaunavon play, with approximately 11,000 bbl/d affected by waterflood.

Crescent Point is operating three waterflood pilots in the Swan Hills Beaverhill Lake resource play, affecting approximately 1,000 bbl/d of production. The Company is encouraged by early-stage results and is investigating waterflood expansion in the area.

In addition to the waterflood programs in the Viewfield Bakken, Shaunavon and the Swan Hills Beaverhill Lake plays, the Company has two active waterflood pilots in the unconventional Midale play and plans to initiate pilots in the Uinta Basin and Saskatchewan Viking plays in 2016. Crescent Point also has approximately 26,000 bbl/d of conventional production affected by waterflood and bottom aquifer reservoirs, further reducing corporate decline rates and enhancing capital efficiencies.

Technology Update

Crescent Point continues to see strong results from implementation of its cemented liner completions with closeable sliding sleeve technology. Closeable sliding sleeve liners were successfully deployed during the drilling and completion of all wells in both the Viewfield Bakken and Shaunavon plays in third quarter. In addition to reducing well clean-out costs, the closeable sliding sleeves have the potential to increase the long-term efficiency and productivity of the Company’s waterflood programs through increased control of water flow and direction. The Company has also begun to implement sliding sleeve technology in the Saskatchewan Viking play.

Crescent Point has also been active in the testing of new completion fluids to further enhance productivity in a cost-effective manner. In the Viewfield Bakken, the Company has begun testing a new completion design, which is expected to result in more efficient proppant distribution throughout the reservoir. The Company expects that wells completed with this new design will be more productive throughout their lifecycle. In its Torquay play at Flat Lake, the Company has optimized the use of fluids in its completions, which has helped push the economic boundaries of the play.

Crescent Point has successfully reduced its environmental footprint by decreasing fresh water usage in the Shaunavon resource play. During third quarter, the Company eliminated fresh water usage from the completion process of approximately 50 percent of Shaunavon wells drilled. The Company is advancing a similar environmental initiative in its Viewfield Bakken play and continues to make progress in its goal of eliminating fresh water usage entirely.

In the Uinta Basin, the Company received the final processed version of its 145-square-mile, operated Randlett 3-D seismic program during third quarter and is very pleased with the data quality. Crescent Point is integrating detailed stratigraphic mapping with the new seismic data and expects to incorporate the data in its plans for upcoming vertical and horizontal wells. The Company’s refined geological and geophysical mapping has already helped expand the number of high-quality and low-risk vertical opportunities in the play.

MANAGEMENT UPDATE

Crescent Point announces that Mr. Greg Tisdale, Chief Financial Officer of Crescent Point Energy, is stepping down from his position with the Company effective March 31, 2016. Crescent Point’s employees, executives and board of directors thank Mr. Tisdale for his considerable contributions to the growth and success of the Company over the past 12 years.

“Greg has provided strong financial leadership during our growth from a junior company to the fourth-largest independent oil company in Canada,” said Saxberg.  “On behalf of the Crescent Point team, I thank Greg for his significant contributions to Crescent Point. Greg is a great friend and business partner and I know he’ll be very successful in all of his future endeavours.”

Mr. Ken Lamont, Crescent Point’s current Vice President, Finance and Treasurer, will be assuming Mr. Tisdale’s executive responsibilities and position as Chief Financial Officer. Mr. Lamont has been with the Company since 2005 and has worked alongside Mr. Tisdale for more than 10 years.

“Ken’s been working with Greg since 2005 and has assumed increasing responsibilities over the past several years. This will be a seamless transition,” said Saxberg. “Ken has a wealth of expertise that makes him a perfect fit for the CFO role.”

Crescent Point’s strong financial leadership was recently expanded with the addition of two executives to the management team. In first quarter 2015, the Company added Mr. Derek Loomer and Mr. Michael Politeski, both as Vice President, Finance. Mr. Loomer and Mr. Politeski join Mr. Brad Borggard, Crescent Point’s Vice President, Corporate Planning since 2010.

Mr. Loomer joined Crescent Point from Taqa North Ltd., where he served as Chief Financial Officer for seven years. Mr. Loomer has over 20 years of financial experience in the energy sector and is responsible for all aspects of financial reporting and operations accounting.

Mr. Politeski joined the Company from Enerplus Corporation, where he served as Treasurer and Corporate Controller and held progressive roles for the past 11 years. Mr. Politeski is responsible for all tax and treasury activities and U.S. finance operations.

Crescent Point is also pleased to announce that it has moved its long-time corporate secretary in-house, with the appointment of Mr. Mark Eade as Vice President, General Counsel. Mr. Eade joins Crescent Point from Norton Rose Fulbright Canada LLP, where he served as Crescent Point’s corporate secretary for approximately 10 years.

OUTLOOK

Crescent Point generated record third quarter production and remains on track to execute another consecutive year of per share growth. The Company’s balance sheet and liquidity remain very strong with no material near-term debt maturities and unutilized credit capacity of approximately $1.4 billion, as at September 30, 2015.

“During the quarter, we focused on increasing our long-term sustainability and per share growth,” said Saxberg. “The lowering of our cost structure by 30 percent, efficient allocation of capital within our asset base and recently reduced dividend all support our goal to internally fund our business, including future acquisitions. Our recent acquisitions complement our 12-year, high-quality drilling inventory and allow us to be patient in evaluating future opportunities.”

Based on initial 2016 scenarios, the Company expects to operate near or within cash flow at US$40.00/bbl WTI, and to generate excess free cash flow at higher prices. Excess free cash flow is expected to be allocated towards debt reduction, additional growth capital, including small tuck-in acquisitions, or a combination thereof. The Company expects to release its formal 2016 capital budget in late fourth quarter 2015 or early January 2016.

“Our recent efforts to secure additional cost reductions provide increased visibility and security in planning our business,” said Saxberg. “We are now considering increasing capital spending in fourth quarter to lock in these savings and to enter 2016 in an even stronger position. This is expected to provide us with increased flexibility in either high or low oil price scenarios. Our long-term growth objectives are supported by our low-risk, high-netback asset base, which generates top-quartile returns.”

Crescent Point continues to bolster its hedge book when forward price levels warrant. As at October 28, 2015, the Company had hedged 53 percent of its oil production, net of royalty interest, for the remainder of 2015 at a weighted average price of approximately CDN$88.00/bbl and 33 percent for 2016 at a weighted average price of approximately CDN$83.00/bbl. The Company has the flexibility to bring forward its 2017 and 2018 oil and gas hedges for additional balance sheet protection and cash flow generation.

Crescent Point remains committed to maintaining its strong financial position and maximizing long-term shareholder return.

CONFERENCE CALL DETAILS

Crescent Point management will host a conference call on Thursday, November 5, 2015, at 10:00 a.m. MT (12:00 p.m. ET), to discuss the results and outlook for the Company.

Participants can access the conference call by dialing 866-225-0198 or 416-340-2216. Alternatively, to listen to this event online, please enter http://www.gowebcasting.com/7041 in your web browser.

For those unable to participate in the conference call at the scheduled time, it will be archived for replay. You can access the replay by dialing 800-408-3053 or 905-694-9451 and entering the passcode 2751984. The replay will be available approximately one hour following completion of the call. The webcast will be archived on Crescent Point’s website at www.crescentpointenergy.com.

2015 GUIDANCE

The Company’s guidance for 2015 is as follows:

Production
Oil and NGL (bbls/d)	148,500
Natural gas (mcf/d)	90,000
Total (boe/d)	163,500
Capital expenditures (1)
Drilling and completions ($000)	1,237,000
Facilities, land and seismic ($000)	213,000
Total ($000)	1,450,000

 (1)           The projection of capital expenditures excludes acquisitions, which are separately considered and evaluated.

ON BEHALF OF THE BOARD OF DIRECTORS
Scott Saxberg
President and Chief Executive Officer
November 5, 2015

Reserves Data

Statements relating to “reserves” are deemed to be forward looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of crude oil, natural gas and NGL reserves and the future cash flows attributed to such reserves. The reserve information set forth above are estimates only. In general, estimates of economically recoverable crude oil, natural gas and NGL reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially. For these reasons, estimates of the economically recoverable crude oil, NGL and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. Crescent Point's and Coral Hill’s actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Barrels of oil equivalent (“boes”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Non-GAAP Financial Measures

Throughout this press release, the Company uses the terms “funds flow from operations”, “funds flow from operations per share – diluted”, “adjusted net earnings from operations”, “adjusted net earnings from operations per share – diluted”, “adjusted dividends”, “adjusted dividends per share”, “net debt”, “net debt to funds flow from operations”, “netback”, “payout ratio” and “payout ratio per share – diluted”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share – diluted is calculated as funds flow from operations divided by the number of weighted average diluted shares outstanding. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles cash flow from operating activities to funds flow from operations:

	Three months ended September 30			Nine months ended September 30
($000s)	2015	2014	% Change	2015	2014	% Change
Cash flow from operating activities	547,186	583,084	(6)	1,437,531	1,803,705	(20)
Changes in non-cash working capital	(68,671)	21,414	(421)	(18,358)	(9,703)	89
Transaction costs	1,534	3,082	(50)	11,232	13,052	(14)
Decommissioning expenditures	3,557	10,813	(67)	10,965	28,123	(61)
Funds flow from operations	483,606	618,393	(22)	1,441,370	1,835,177	(21)

Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation (“E&E”) undeveloped land, impairment to property, plant and equipment ("PP&E"), unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share – diluted is calculated as adjusted net earnings from operations divided by the number of weighted average diluted shares outstanding. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS. The company has previously referred to adjusted net earnings from operations as “operating income”.

The following table reconciles net income to adjusted net earnings from operations:

	Three months ended September 30			Nine months ended September 30
($000s)	2015	2014	% Change	2015	2014	% Change
Net income (loss)	(201,365)	258,059	(178)	(487,877)	387,535	(226)
Amortization of E&E undeveloped land	54,122	71,445	(24)	148,876	207,076	(28)
Impairment to PP&E	555,681	-	-	555,681	-	-
Unrealized derivative gains	(443,153)	(260,956)	70	(130,614)	(43,175)	203
Unrealized foreign exchange loss on translation of hedged US dollar long-term debt	147,928	69,417	113	247,627	71,411	247
Unrealized loss on long-term investments	19,265	12,611	53	8,728	3,716	135
Gain on capital acquisitions	(12,502)	-	-	(18,761)	-	-
Deferred tax relating to adjustments	(104,681)	27,857	(476)	(239,716)	(67,476)	255
Adjusted net earnings from operations	15,295	178,433	(91)	83,944	559,087	(85)

Adjusted dividends and adjusted dividends per share are calculated as dividends declared to shareholders less the fair value of the discount on the market value of Crescent Point common shares issued pursuant to the Company's Premium DividendTM and Dividend Reinvestment Plan ("DRIP") and the Share Dividend Plan ("SDP"). Management utilizes adjusted dividends to present the value of dividends declared to shareholders if settled completely in cash.

The following table reconciles dividends declared to shareholders to adjusted dividends:

	Three months ended September 30			Nine months ended September 30
($000s)	2015	2014	% Change	2015	2014	% Change
Dividends declared to shareholders	219,655	299,763	(27)	867,568	864,167	-
Fair value of discount on market value of shares issued pursuant to DRIP and SDP	(1,857)	-	-	(12,018)	-	-
Adjusted dividends	217,798	299,763	(27)	855,550	864,167	(1)

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation on hedged US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

The following table reconciles long-term debt to net debt:

($000s)	September 30, 2015	September 30, 2014	% Change
Long-term debt (1)	4,399,445	2,582,883	70
Accounts payable and accrued liabilities	617,679	818,940	(25)
Dividends payable	50,461	101,985	(51)
Cash	(42,691)	(24,754)	72
Accounts receivable	(352,139)	(460,472)	(24)
Prepaids and deposits	(6,640)	(8,806)	(25)
Long-term investments	(35,454)	(70,513)	(50)
Excludes:
Equity settled component of dividends payable	-	(30,091)	(100)
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(432,673)	(134,581)	221
Net debt	4,197,988	2,774,591	51

(1) Includes current portion of long-term debt.

Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters. The ratio of net debt to funds flow from operations is used by management to measure the Company’s overall debt position and to measure the strength of the Company’s balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.

Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. Netback does not have a standardized meaning and as such may not be reliable, and should not be used to make comparisons.

Drilling inventory is calculated in years as the Company’s 2014 year-end inventory divided by the number of wells in its 2015 drilling program. Drilling inventory is used by management to assess the amount of available drilling opportunities. Drilling inventory does not have a standardized meaning and as such may not be reliable, and should not be used to make comparisons.

Payout ratio and payout ratio per share – diluted are calculated on a percentage basis as adjusted dividends divided by funds flow from operations. Payout ratio is used by management to monitor the dividend policy and the amount of funds flow from operations retained by the Company for capital reinvestment.

Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Forward-Looking Statements

Any “financial outlook” or “future oriented financial information” in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and “forward looking information” for the purposes of Canadian securities regulation. The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “intend”, “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well-positioned” and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining to the following: corporate strategy and anticipated financial and operational results; the performance characteristics of Crescent Point’s oil and natural gas properties; anticipated future cash flows and oil and natural gas production levels;  the potential of the Midale resource play; fourth quarter 2015 activity levels; excess free cash flow and the allocation thereof; timing of the 2016 capital budget expectations; cost savings and the impact on fourth quarter 2015 drilling programs; the expected ability to bring forward 2017 and 2018 hedges in the future; expected capital expenditure levels and how such expenditures are expected to be funded; drilling programs; the future cost to drill wells, including anticipated cost savings associated therewith; the advancement of the Company’s technology and waterflood programs; the expected impact of waterfloods on corporate declines, net present values, capital expenditures and recoveries and the use of closable sliding sleeve completion technology; the anticipated eventual elimination of fresh water usage in Viewfield Bakken and Shaunavon completions; the impacts of a new type of proppant on efficiency; cash dividends; the use of the data collected pursuant to the Company’s seismic program; expected improvements in Legacy’s cost structure; the anticipated impact of the Legacy and Coral Hill Acquisitions on the Company’s production and in general; targeted conversion of producing wells to water injection wells; expected future cost reductions; commodity prices and the continued maintenance of capital efficiencies and the expected impact thereof on financial and operational flexibility.

Statements relating to "reserves" are also deemed to be forward looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company’s Annual Information Form under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2014, under the headings “Risk Factors” and “Forward-Looking Information.” The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2014, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Changes in Accounting Policies” and “Outlook”, and in the Management’s Discussion and Analysis for the period ended September 30, 2015, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Changes in Accounting Policies” and “Outlook”. In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations and the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, crown royalty rates and incentive programs relating to the oil and gas industry. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise and Crescent Point undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President, Marketing and Investor Relations.

Telephone:	(403) 693-0020	Toll-free (US & Canada): 888-693-0020

Fax:	(403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1